UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 27 April, 2010

ASX & MEDIA RELEASE
27 APRIL, 2010

MARSHALL EDWARDS APPOINTS NEW PRESIDENT AND CEO

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHLD) has made the following announcement appointing Dr Daniel Gold as its President and CEO.

Sydney, Australia and San Diego, CA  – April 26, 2010 – Marshall Edwards, Inc. (NASDAQ: MSHL), an oncology company focused on the clinical development of novel anti-cancer therapeutics, is pleased to announce that Daniel Gold, PhD, an accomplished executive in drug development and translational research, has been appointed President and Chief Executive Officer of the Company.  Dr Gold will assume his new duties immediately.  Based in San Diego, Dr Gold will be responsible for the development of the company’s oncology compounds as well as developing the business strategy for the future success of the company.

“Dr Gold has an impressive track record of translating drug discovery into drug development, including all phases of clinical development,” said Professor Bryan Williams, Chairman, Marshall Edwards, Inc.  “His experience with both private and public biotechnology companies will bring a wealth of knowledge and expertise to our company.  He will be instrumental in the design and implementation of our corporate strategy as we advance the development of our portfolio of exciting compounds.”

Dr Gold has more than 25 years of drug discovery and development experience.  Most recently, he was President and CEO of Prospect Therapeutics, a mid-stage oncology company.  Prior to his tenure at Prospect, Dr Gold was founder and Chief Scientific Officer at Favrille, Inc., where he was an integral member of a team that raised more than $200 million, including an IPO in 2005, and advanced that company’s lead oncology candidate through a pivotal Phase III clinical trial.

Dr Gold’s academic qualifications include Postdoctoral Fellowships at the
Dana-Farber Cancer Institute, at the Harvard School of Medicine and the Massachusetts Institute of Technology, Center for Cancer Research.  He holds a PhD in Pathology/Immunology from Tufts University, Boston and a BA in Biology from the University of California Los Angeles.

“Marshall Edwards has an exciting portfolio of oncology compounds,” said Dr Gold.  “I look forward to maximising the value of the company’s clinical work to date on its lead candidate, phenoxodiol, including the completion of data analysis from the OVATURE trial later this quarter, as well as advancing the development of our next two compounds, triphendiol and NV-128.  My immediate focus will be on implementing a strategy that will most effectively and efficiently move these promising candidates through clinical development.”

Following this appointment David Seaton will continue as the acting CEO of Novogen Limited.  Dr Gold will work closely with Novogen staff in developing the Group’s cancer compounds, and Novogen will continue to provide Marshall Edwards with management and technical services.  In addition, Novogen will continue its work in the discovery of new molecules based on its isoflavonoid technology platform.

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an Australian biotechnology company based in Sydney, Australia, that is developing a range of oncology therapeutics from its proprietary flavonoid synthetic chemistry technology platform.  More information on the Novogen group of companies can be found at www.novogen.com.